UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            US GLOBAL NANOSPACE, INC.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                    91729J107
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                                 (CUSIP Number)

                              Kevin Friedmann, Esq.
                             Richardson & Patel LLP
                       10900 Wilshire Boulevard, Suite 500
                              Los Angeles, CA 90024
                                 (310)-208-1182
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 11, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  91729J107
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1.         Names of Reporting Persons
           IRS Identification Nos. of Above Persons (Entities Only)
           John Robinson
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      Not Applicable

          (b)      Not Applicable

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3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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6.         Citizenship or Place of Organization     United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power            53,098,175

8. Shared Voting Power          Not Applicable

9. Sole Dispositive Power       53,098,175

10. Shared Dispositive Power    Not Applicable
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11. Aggregate Amount Beneficially Owned by Each Reporting Person      53,098,175
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
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13.    Percent of Class Represented by Amount in Row (11)                  52.1%
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14. Type of Reporting Person (See Instructions)                               IN
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

Item 1. Security and Issuer


      Common stock, $0.001 par value, of US Global Nanospace, Inc. (the "Issuer"). The Issuer's address is 2533 N. Carson St., #5107, Carson City, NV 89706.


Item 2. Identity and Background

      (a) This statement is filed by John Robinson (the "Reporting Person").


      (b) The Reporting Person's business address is 2533 N. Carson St., #5107, Carson City, NV 89706.


      (c) The Reporting Person's present principal occupation is as the Chairman of the board of directors and the Chief Executive Officer of the Issuer.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration


      This report concerns the issuance of a total of 4,734,704 shares of the Issuer's common stock. Of this amount, 1,763,572 shares were issued to USDR Aerospace, Ltd. and 2,971,132 shares were issued to USDR, Inc. Both USDR Aerospace, Ltd. and USDR, Inc. are entities that are controlled by the Reporting Person, who is also the Issuer's Chief Executive Officer and Chairman of the Board of Directors. The common stock was issued to these entities as payment in full for loans that were made to the Issuer by USDR Aerospace, Ltd. and USDR, Inc. on April 18, 2003 and June 6, 2003, respectively. The funds that were loaned to the Issuer belonged to USDR Aerospace, Ltd. and USDR, Inc. On February 28, 2005 both loans were due and payable.


Item 4. Purpose of Transaction

      The purpose of this transaction was to pay the loans owed by the Issuer to USDR Aerospace, Ltd. and USDR, Inc.

   The Reporting Person, the Issuer's Chief Executive Officer and a director, is the beneficial owner of the common stock acquired by USDR Aerospace, Ltd. and USDR, Inc. because he is the indirect beneficial owner of these entities as defined under rule 13d of the Securities Exchange Act of 1934. The Reporting Person is also the owner of more than a majority of the Issuer's outstanding common stock. The acquisition of the shares described herein was done solely as a way of settling the debt owed by the Issuer to USDR Aerospace, Ltd. and USDR, Inc. As of the date of this report, the Reporting Person does not have any plan or proposal:

      (i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

      (ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

      (iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

      (iv) to change the composition of the Issuer's board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (v) that would result in any material change in the present capitalization or dividend policy of the Issuer;

      (vi) that would result in any other material change in the Issuer's business or corporate structure;

      (vii) that would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

      (viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x) that would result in any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

      The Reporting Person beneficially owns a total of 53,098,175 shares, or approximately 52.1%, of the Issuer's common stock. The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns. The Reporting Person did not effect any transactions in the Issuer's common stock during the past 60 days. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not applicable.

Item 7. Material to Be Filed as Exhibits


      Exhibit 99.1 Agreement to Convert Debt dated May 11, 2005 and entered into between the Issuer and USDR Aerospace, Ltd.

      Exhibit 99.2 Agreement to Convert Debt dated May 11, 2005 and entered into between the Issuer and USDR, Inc.


SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2005

                                            /s/ John Robinson
                                            ------------------------------------
                                            John Robinson